[Amendment No. 13]

                                                              EXHIBIT 99.03

     CBS Inc.                                       Contact:  Anne Luzzatto
     51 West 52 Street                                       (212) 975-5945
     New York, New York  10019                               (212) 975-4321
     (212) 975-4321
                                                           January 14, 1987



                   WILLIAM S. PALEY AND LAURENCE A. TISCH
                           NAMED TO TOP POSTS AT CBS

          The Board of Directors of CBS Inc. today unanimously elected William S. Paley as Chairman and Laurence A. Tisch as President and Chief Executive Officer. With this action, the Search and Management Committees of the Board, established in September 1986, have completed their functions.

          Commenting on today's action, Mr. Paley said: "All of us on the Board have been impressed over the last few months by Larry Tisch's commitment to CBS and its values and by his grasp of the strategic and operating issues confronting our Company. We are pleased that he has accepted the Board's invitation to serve as President and Chief Executive Officer. I plan to continue working closely with CBS programming staffs on the creativity and quality of our offerings."

          Mr. Tisch said: "Although I had been asked and had intended to serve as Chief Executive Officer of CBS only for a brief transition period, I have become increasingly impressed over the last four months with the strengths and potential of this great Company and of its people. I look forward to continuing to work with Bill Paley and the Board to build upon the traditions and spirit which have guided CBS over the last 60 years."









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